

05041727

3/31



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 50043 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Suite 106
(No. and Street)

Cary (City) NC (State) 27511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate + Company LLP
(Name – *if individual, state last, first, middle name*)

615 Oberlin Road (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

60 4/4

## OATH OR AFFIRMATION

I, Andrew G. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities Inc., as of 3-31-, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public Exp. 2/18-09

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**McMILLAN, PATE & COMPANY, L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

## Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Carolina Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carolina Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 7, 2005

# CONTENTS


| | Page(s) |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| Supplemental Information: | |
| Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission | 8 |

**McMILLAN, PATE & COMPANY, L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

## Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

March 7, 2005

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 34,893 |
| | $ | 34,893 |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable | $ | 23,005 |
| Total liabilities | | 23,005 |
| Stockholders' equity: | | |
| Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares | | 2 |
| Additional paid-in capital | | 8,117 |
| Retained earnings | | 3,769 |
| Total stockholders' equity | | 11,888 |
| | $ | 34,893 |

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Operations
for the year ended December 31, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Investment advisory fees | $ | 26,000 |
| Interest and dividends | | 46 |
| Other income | | 55 |
| Total revenues | | 26,101 |
| Expenses: | | |
| Management fee | | 20,250 |
| General and administrative | | 7,144 |
| Total expenses | | 27,394 |
| Loss before income taxes | | (1,293) |
| Provision for income taxes | | - |
| Net loss | $ | (1,293) |

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
for the year ended December 31, 2004

| | Common Stock | | Additional Paid-In | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balances at December 31, 2003 | 200 | $ 2 | $ 8,117 | $ 5,062 | $ 13,181 |
| Net loss | - | - | - | (1,293) | (1,293) |
| Balances at December 31, 2004 | 200 | $ 2 | $ 8,117 | $ 3,769 | $ 11,888 |

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ | (1,293) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | | 23,005 |
| Income taxes payable | | (15) |
| Net cash provided by operating activities | | 21,697 |
| Net increase in cash | | 21,697 |
| Cash at beginning of year | | 13,196 |
| Cash at end of year | $ | 34,893 |
| Supplemental disclosure of cash payments for: | | |
| Income taxes | $ | 94 |

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation formed on January 22, 1996. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2004 there were no cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

At December 31, 2004, the Company had approximately $1,200 in federal net operating loss carry-forwards available to reduce future federal taxable income. This carry-forward expires in various years between 2013 and 2024, unless otherwise used. Additionally, the Company had approximately the same amount in state net economic loss carry-forwards available to reduce future state taxable income. This carry-forward expires in various years between 2013 and 2019.

4. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2004. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. CHANGE IN OWNERSHIP

On January 2, 2004, the sole stockholder of the Company transferred 180 shares of Company stock to Calvert Holdings, Inc. in exchange for a membership interest in Calvert Research Institute, LLC, a subsidiary of Calvert Holdings Inc.

6. TRANSACTIONS WITH RELATED PARTIES

In 2004, the Company paid Calvert Holdings, Inc. a management fee totaling $20,250 for employee services and office related expenses. As of December 31, 2004, the Company owed Calvert Holdings, Inc. $20,990.

CAROLINA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

| | | |
|---|---|---|
| **Net Capital:** | | |
| Total stockholder's equity | $ | 11,888 |
| Deduct stockholder's equity not allowable for net capital | | - |
| Total stockholder's equity qualified for net capital | | 11,888 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Total capital and allowable subordinated borrowings | | 11,888 |
| Deductions and/or charges: | | |
| Nonallowable assets | | - |
| Net capital before haircuts on securities positions | | |
| Haircuts on securities | | - |
| Net capital | $ | 11,888 |
| Total aggregate indebtedness | $ | 23,005 |
| Computation of basic net capital requirement: | | |
| Minimum dollar net capital requirement (6 2/3% of aggregate indebtedness) | $ | 1,534 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 6,888 |
| Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness) | $ | 9,588 |
| Ratio of aggregate indebtedness to net capital | | 194% |
| Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2004) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 13,903 |
| Audit adjustment for additional accounts payable | | (2,015) |
| Net capital per above | $ | 11,888 |